

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2022

Alan Jay Weisberg
Chief Executive Officer
Progressive Care Inc.
400 Ansin Blvd, Suite A
Hallandale Beach, FL 33009

Re: Progressive Care Inc.
Registration Statement on Form 10-12G
Filed February 9, 2022
File No. 000-52684

Dear Mr. Weisberg:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Information Statement

General

1. Please be advised that your registration statement will automatically become effective 60 calendar days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. In the event it appears that you will not be able to respond to all of our comments by the 60th day, you may wish to consider withdrawing your registration statement and refiling it. Please confirm your understanding.

Cover Page

2. We note your disclosure on the cover page that "[t]here currently is no trading market for [your] common stock." Please reconcile with your disclosure on page 31 that your "Common Stock is qualified for quotation on the OTC Markets - OTCQB under the

symbol "RXMD" and has been quoted on the OTCQB since March 16, 2010."

Our Company, page 9

3.   Please revise this section to provide context for the disclosure in this section so that the description of your business and operations is clear. For example, please revise to clarify and quantify that your pharmacy operations generate the substantial majority of your revenues. Please provide quantification for the periods covered by the included financial statements. Please also explain your pharmacy operations in more detail before discussing specifics of your pharmacy operations. For example, your discussion of pharmacy ratings by PBMs is unclear as it appears before you describe your pharmacy operations more generally.

4.   Please revise to clarify that your data management services are relatively new and quantify the revenue contribution of these services. Please provide quantification for the periods covered by the included financial statements.

5.   We note that you have a history of losses based upon your interim and audited financial statements. Please revise one of the opening paragraphs to disclose and quantify your history of losses and substantial near term liabilities and debt.

Executive Compensation, page 68

6.   Please revise this section to provide the required information for the most recently completed fiscal year. Refer to Item 402(n) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Amy Geddes at 202-551-3304 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services